January 30, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Michael Geltzeiler
Chief Financial Officer
1 Readers Digest Road
Pleasantville, New York 10570

Re:	Reader`s Digest Association, Inc.
	Form 10-K for the year ended June 30, 2005
	Form 10-Q for the quarter ended September 30, 2005
	Commission file #: 001-10434

Dear Mr. Geltzeiler:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *
Form 10-K for the year ended June 30, 2005

Item 7A. Quantitative and Qualitative Disclosures About Market
Risk

1. We note that your disclosure in Item 7A references the relevant discussion in the Currency Risk Management section of MD&A, which also references Note 7 to the financial statements. Although Note 7 discusses interest rate risk and the cash flow hedges that were entered we do not believe it appropriately discusses your foreign exchange risk. In future filings, please present a sensitivity analysis for the effects of your foreign exchange risk, as required by Item 305 in Regulation S-K.

Item 9A. Controls and Procedures

2. We note your conclusion that your disclosure controls and procedures were "sufficient to provide reasonable assurance". Item
307 of Regulation S-K requires that management conclude on the effectiveness of the disclosure controls and procedures. Please confirm to us that the disclosure controls and procedures were effective as of the end of the period covered by the end of your Form
10-K. Additionally, in future filings, please refer to the effectiveness of the disclosure controls and procedures in your Item
9A disclosure. If you indicate that your disclosure controls and procedures are designed to provide reasonable assurance, you must conclude that they are effective at the reasonable assurance level.

Item 13. Certain Relationships and Related Transactions

3. We note your disclosure that information with respect to
certain
relationships and related transactions can be found under the caption
"Transactions with Management and Other Related Parties" in the
Proxy
Statement for the November 18, 2005 meeting.  Please list for us,
and
disclose in the notes to the financial statements in future
filings,
any related party transactions required to be disclosed under SFAS
57
as there does not appear to be such a section in the Proxy Statement or the notes to the financial statements.

Statements of Cash Flows

4. We note your presentation of changes in noncurrent assets and liabilities, net of effects of acquisitions and dispositions as an operating cash flow activity. In future filings, please separately present the change in each noncurrent asset and liability to the extent the amounts are material.

Notes to the Financial Statements

Note 4.  Other (Expense) Income, Net

5. We note from your disclosure of the components of other (expense) income that the net gain on sale of certain assets, includes gains on the sale of buildings, Moneywise magazine, fine art and other non-strategic assets. In future filings, please classify the gain or loss on the sale of long-lived assets as part of operating loss or profit. See paragraph 45 of SFAS No. 144.




Note 5.  Supplemental Balance Sheet Information

6. We note that 54% of the accrued expenses balance is attributed to
"other, principally operating expenses." To the extent that any of the amounts included in this "other" category are more than 5% of total current liabilities, please separately list for us and disclose in future filings each amount. See Rule 5-02.20 of Regulation S-X.

2005 Annual Report

7. We note your presentation of adjusted earnings per share, in which you eliminate the effect of charges for goodwill impairment, deferred promotion costs, and other items. This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years. In future filings, please eliminate presentation of this non-GAAP performance measure.
Refer to Item 10(e) of S-K and questions 8 and 9 of the staff`s "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures" dated June 13, 2003.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Mr. Michael Geltzeiler
Reader's Digest Association, Inc.
January 30, 2006
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